Exhibit 99.3

Dassault Systèmes SA and Accelrys to Join Forces Conference Call
January 30, 2014
7:00 AM Pacific time / 10:00 AM New York time / 3:00 PM London time /4:00 PM Paris time

Operator:
Thank you for standing by and welcome to the Dassault Systèmes and Accelrys 30th of January, 2014 conference call. At this time, all participants are in a listen-only mode. A short overview will be given, followed by a question-and-answer session. (Operator Instructions) I must advise you that this conference is being recorded today.

I would now like to hand the conference over to Francois Bordonado, Dassault Systèmes Investor Relations. Please go ahead.

Francois Bordonado:
Thank you, Vivian. Thank you for participating in this conference call regarding the proposed acquisition of Accelrys, a publicly-traded company headquartered in San Diego, California. Joining us on today’s call from San Diego are Bernard Charlès, President and CEO, and Max Carnecchia, Accelrys, President and CEO. Thibault de Tersant, our Senior EVP and CFO, is joining from Paris.

Our objectives today are to share with you the rationale for coming together, an overview of Accelrys’ business, and the anticipated transaction timeline.

Before we begin, let me remind you that some of the comments Dassault Systèmes and Accelrys will make on this call contain forward-looking statements, which could differ materially from actual results. In addition, the tender offer described in this conference call has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock.

At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission, the SEC, and Accelrys will file this solicitation/recommendation statement with the SEC. Accelrys, stockholders are strongly advised to read these documents that will be filed with the SEC because they will contain important information that Accelrys stockholders should consider before tendering their shares. Please refer to the important information section of the press release announcing the signing of the definitive merger agreement for Dassault Systèmes to acquire Accelrys.

I would now like to turn the call over to Bernard Charlès.

Bernard Charlès:
First of all, I want to welcome Accelrys’ Chief Executive, Max Carnecchia, to this call. Welcome, Max. He and I have spent significant time together over the last several days and hours, I would say, with our teams, culminating in this morning’s announcement.

We actually started this path to coming together more than 18 months ago. Over this extended period, our two organizations have gotten to know each other very well. We share a common vision on where the market is evolving. By the way, we share also the same passion for enabling scientific innovation.

Max and the 750-person organization of Accelrys have done an amazing job of building the leading market player in the scientific innovation lifecycle management market. They have developed a top-tier customer base. In fact, we have some customers in common, and independently several of these customers have shared their views over a period of time that coming together, we can create significant additional value for them, connecting the dots for them.

Accelrys is in the midst of transforming from offering products to offering enterprise solutions. Here we have significant integration knowledge from bringing different domains and disciplines together. And as the leader in PLM, product life cycle management, we are uniquely positioned, working together with Accelrys, to deliver an unmatched scientific PLM solution, indeed creating a 3DEXPERIENCE innovation platform.

In a few minutes, you will hear directly from Max and he will tell you about Accelrys and its vision to provide solutions that address the needs of organizations that rely on science to innovate their products. Thibault will then share some key financial information on their company and provide you with the transaction timeline.

But first let me share with you our perspective of the strategic, technological and business reasons for entering into this merger agreement. I suspect that none of you will be really surprised by this move. Why? When we speak of Dassault Systèmes, we say it’s about technology, art and science. We are a scientific company deeply involved in our customers’ product innovation, so that we can assist them to deliver successful product experiences.

Accelrys is also very clearly centered on delivering software products that their customers utilize to drive scientific innovation in chemistry, biology, and materials, from discovery to manufacturing and compliancy. Broadly speaking, Accelrys is addressing industries where science is at the very heart of its innovation. Once again, this brings us further in our purpose at Dassault Systèmes of harmonizing product, nature and life.

Turning to technology, Accelrys brings important knowledge and know-how with its molecular chemistry discovery capabilities, to manufacturing of science-based products and, when appropriate, to fulfilling regulatory compliance. These trends complement well the internal development work we have been doing at Dassault Systèmes.

Accelrys has brought to market a cloud-based lab process and management compliance suite, and they plan to announce and launch ScienceCloud.com, a collaborative hub for scientific communities. These products are extremely well-aligned with our industry experiences strategy.

Let me share our key market and business factors for coming together. From a market opportunity perspective, Accelrys is participating in the scientific innovation lifecycle management market, a key priority for Dassault Systèmes with an attractive total addressable market estimated at over $4 billion.

This market is in a transition as there are many homegrown solutions and niche solutions, much like we are seeing in the simulation market, that are migrating to commercial platforms. Equally important is the fact that one of our principal growth drivers is industry diversification by expanding our presence with key target, formulation-based industry offerings in the life sciences, consumer packaged goods, high-tech and energy industries. And with Accelrys this objective is very well advanced.

In that regard, Accelrys has developed a great list of customers served through its direct sales force and technical experts. And looking at the list of clients are companies in the life science and the biotech area, where we see additional opportunities to expand these solutions in the future based upon some of our internal research focused in this area.

Finally, Accelrys fits very well with our mission of harmonizing product, nature and life. Sharing a passion for scientific innovation, we believe together we can offer a unique and unmatched scientific product lifecycle management solution, with a new paradigm for sustainability, where chemistry, materials and biology meet, delivering scientific industry solution experiences.

Let me be clear that customers want to have an integrated solution, and with our 3DEXPERIENCE innovation platform, unique ability to integrate different disciplines and scientific focus in common, we can help Accelrys accelerate their shift to industry solution experiences.

I’m sure you would like to hear directly from Accelrys’ President and Chief Executive at this point. So let me just add that following the completion of this acquisition, Max will continue to lead this dynamic, passionate company. Let me now pass the call to Max.

Max Carnecchia:
Thank you, Bernard, for your kind comments about our company. I am truly excited about the prospects of coming together. At Accelrys, we are really passionate about delivering solutions to address the needs of organizations that rely on science to innovate their products and processes. We are excited to have our product portfolio serve as a basis for a new domain of solutions within Dassault Systèmes, focused on scientific innovation in the age of 3DEXPERIENCE.

Let me step back and introduce you to Accelrys if you are not familiar with us. I also encourage you to go to our website after the call, www.accelrys.com.

In a few words, Accelrys is focused on providing solutions that address the needs of organizations that rely on science to innovate in their products and processes. We have become the leading publicly-traded company in this space, and through our acquisitions and organic growth we are now the largest standalone player in the scientific innovation lifecycle management market space, which we call SILM.

We are headquartered in San Diego, California, with offices in the Americas, Europe and Asia. The Company went public in 2004, and our employee base numbers 750, of which over 225 are PhD scientists.

Let me share our strategy and give you a picture of our product portfolio. As a company, our vision is to partner with our customers. We want to enable them to optimize their scientific innovation lifecycle, from the first moments of research all the way through to commercialization. Our goal is to help our customers better manage scientific workflows, improve insight to and management of scientific data, reduce cycle times while improving quality and compliance, connect scientific innovation systems and data with existing core downstream systems, and improve velocity across the innovation to commercialization process.

Our differentiation is that we offer an integrated enterprise software portfolio with breadth and depth covering our customers’ entire product lifecycle. We have software offerings focused on seven areas:  scientific data management, modeling and simulation, research informatics, laboratory informatics, enterprise quality management, environmental health and safety, and operational intelligence.

Soon we will be launching a new cloud-based information management and collaboration workspace for the life science industry called “Science Cloud”. It is the science cloud that we see unique synergies with the Dassault Systèmes 3DEXPERIENCE platform. We will able to benefit from the extensive work that has already been done and dramatically accelerate the delivery of our science cloud as a result.

We have built a strong customer base thanks to our value proposition to help them optimize the scientific lifecycle of their products. Our customer base includes many of the Fortune 500 companies, and in total includes over 2000 organizations. From an industry perspective, we break down our customer base according to the following verticals:  pharma/biotech, chemicals, consumer packaged goods, high-tech, manufacturing -- including aerospace and automotive companies -- and government and academic institutions.

We are particularly proud of the following statistics:  29 of the top 30 biopharmaceutical companies, 5 of the top 5 chemical companies, 3 of the top 5 consumer packaged goods companies, and 5 of the top 5 aerospace companies and significant government agencies and academic institutions such as the FDA, National Cancer Institute, MIT in the Americas, and the University of Cambridge in Europe.

To share some of the organization names with you that are our customers, they include, but not limited to, Sanofi, Pfizer, GSK, AstraZeneca in the pharma and biotech space; DuPont, Shell and BASF in chemicals; P&G, Unilever and L’Oreal in consumer packaged goods.

Summing up, we operate largely through a direct sales force of account executives working closely with our technical experts. The ability to leverage our sales organization and relationships are critical. I see significant opportunity ahead for Dassault Systèmes’ and Accelrys’ sales organizations in North America, Europe and Asia due to this acquisition. Our joint product offerings and ability to leverage the 3DEXPERIENCE platform offers an unparalleled differentiation in the market.

So let me turn the call now to Thibault.

Thibault de Tersant:
Thank you, Max, and good morning or good afternoon to all of you. Bernard has shared our rationale for the acquisition, and Max has introduced you to Accelrys. I would like to provide you with a financial picture of the company and share the anticipated timeline to closure.

Looking at these financials in brief, one of the first points you will note is its financial model. Accelrys has a high percentage of recurring revenue thanks to a licensing model that is about 80% annual subscriptions, with 20% perpetual licenses. Its trailing 12-month renewal rates are in the high 80%s, and they are targeting to bring that over 90% in the next two years.

Looking at its revenue on a regional basis, Accelrys has a diversified revenue base with the Americas representing about 49% of total revenue, with Europe at about 29%, and with Asia at approximately 22%. For the year ended December 31, 2012, its revenues totaled $174 million, with approximately 54% subscriptions and new licenses, 23% maintenance on perpetual licenses, 16% professional services, and about 7% which is content. Their non-GAAP operating margin was about 14%.

For 2013, Accelrys has provided a guidance range for non-GAAP revenue of $178 million to $181 million, and for non-GAAP earnings per diluted share of $0.33 to $0.34. These figures include the Qumas acquisition for the stub period from December 10 until December 31.

The company has expanded its product offering in many key areas. At the same time, it has been divesting part of its content offering and facing a slowing of its modeling and simulation business. So while key areas are growing, the overall revenue performance has been somewhat offset.

Turning to the transaction itself, let me share several key details and take you through the anticipated timeline. First, this is an all-cash acquisition. Pursuant to the merger agreement, Dassault Systèmes will make an all-cash tender offer for all of the outstanding shares of Accelrys’ common stock at $12.50 per share without interest, representing a fully diluted equity value of approximately $750 million.

We plan to initiate the tender offer in the coming days in order to purchase in cash up to 100% of the share capital. Completion of the transaction is subject to Accelrys’ stockholders tendering a majority of Accelrys’ outstanding shares, receipt of certain regulatory approvals and other customary closing conditions. Once the tender offer is closed, the remaining shares will be acquired through a merger. Subject to these closing conditions, we are presently assuming a closing in the second quarter.

We plan to add Accelrys to our financial objectives once the transaction is completed and possibly at the time of our first-quarter earnings release in April if we have at this point a definitive date for closing or have already closed. For your information, Accelrys is planning to report its 2013 fourth-quarter and full-year financial results in late February on the 25th.

Let me now turn the call back to Bernard.

Bernard Charlès:
I would like to emphasize the fact that coming together, Accelrys and Dassault Systèmes will create an unmatched leader with a unique end-to-end solution from molecule design to delivery of product. The combination of our two companies with talented teams will create value.

This is a very exciting moment. Max, Thibault and I are going to be delighted to answer your questions now.

Operator:	(Operator Instructions) Adam Wood, Morgan Stanley.
Adam Wood:
Thanks for actually taking the question and congratulations on the deal. Just a couple, if I could, just mainly on top line and profitability.

Just on the profitability, first of all, it’s obviously a very highly recurring software business as you have flagged, Thibault, but maybe the margins wouldn’t be quite as high as we would normally expect for that type of business profile. I think Accelrys have obviously put some targets out in terms of getting margins up.

Could you maybe just talk a little bit about whether you can accelerate that, what the synergies might be, and where margins might get to in the midterm and whether that’s kind of higher or lower than the targets that Accelrys had put out?

Then, secondly, you mentioned about growth and said that growth had slowed a little bit because of some divestments and also some slowness in the modeling and simulation space. Could you just help us understand that? This obviously sounds like an exciting area. It’s one you’ve been investing in as well.

What accelerates the growth from here? I think again there is some targets of 10% growth that Accelrys had put out at the top line. Is this the type of growth we should be thinking about? When can we get there, or can you again accelerate that process because of the synergies between the two businesses? Thank you.

Bernard Charlès:
Thank you, Adam, for your question and I see your passion in following us and I really appreciate your attention on this move.

Just one thing before I give the floor to Thibault or Max, clearly one thing that I probably didn’t explicitly say is what we have been doing for the last five years because we have disclosed to you some of the activities we do in bio PLM for the project are extremely complementary, but there is no overlap. There is only complementary.

So the fact that we can have the full coverage from molecule to product manufacturing is very strategic and I just want to remind everyone on the call here, for those who are maybe new in following us, that this product line on the Dassault Systèmes side is planned to be introduced on the market in the first half of 2014. So this year. So the timing couldn’t be better.

With that in context, Thibault, I give you the floor and then, of course, Max.

Thibault de Tersant:
Thank you for your questions, Adam. The profitability, you know here we are in a pure software model with a relatively modest service component in the top line. So we can very clearly enjoy the leverage of a software model.

But the solution to that, yes, we have a few cost synergies because of the status of the Company, being a public company and going private. So there are a few savings to do in this area, but they are relatively modest actually. And I think the real answer to your question on how to accelerate and improve profitability is related to your second question about growth.

Here what is very interesting is the fact that Accelrys has put together a very comprehensive strategy, has done acquisitions and developed products which are growing very fast. In materials and science, in manufacturing, in quality assurance and compliance there is very good growth for the product lines. And there is also a legacy portfolio, but this legacy portfolio once placed inside a true scientific PLM solution and in an industry experience solutions I think that after a difficult year in 2013 has also potential to renew with some growth.

So, for us, there is clearly here a very significant growth potential on a large market. Like Bernard said, the timing is perfect because we are about to release new products and we already have a lot to offer to Accelrys customers. And going forward, even more so with integration. So we are very excited about the growth potential going forward.

At the same time, it is a very recurring model with lots of subscriptions, so in this kind of model we need to first start by accelerating the order taking and then it’s going to translate into revenue. So this just to tell you that 2014 will be largely driven by the 2013 orders, but will also be a year where we will start to see the potential of accelerating the order taking, I believe.

I don’t know if, Max, you want to add something.

Max Carnecchia:
The only thing I would add, Thibault, is we publicly stated as a freestanding company that we believe over the intermediate term that we could grow the business at double-digit rates. And I believe in combination that only reinforces and supports our ability to do that organically.

Adam Wood:	Right, thank you very much.
Operator:	(inaudible), Exane BNP.
Unidentified Participant:
Good morning, gentlemen, and good afternoon, Thibault. Thanks for taking my questions.

I would like to look from the product side first of all and understanding how the product of Accelrys could integrate with your existing PLM offer. That’s the first point.

Then coming back to the top line, I would like to focus on the salesforce and to understand what Dassault really brings to Accelrys in terms of top-line potential. Because to my knowledge Dassault did not have before a proper salesforce in life science and chemicals, so where does the lever come from? Thank you.

Bernard Charlès:
Thank you very much. On the product side, you know, I think there is a good similarity that could be done with -- between what we are doing here and what we did in the past five years, six years in the world of simulation when we created the new brand, Simulia, which has been growing double digits for many years.

The complementarity -- first of all, we have many customers in common. That’s a reality. And by the way, we announced this only eight hours ago and we have got an incredible number of feedback already from customers who applaud (inaudible) send us saying fantastic. So it is relevant from the customer needs, from this relevancy is significant.

And we have -- this is about molecular chemistry, molecular biology on the complementarity with our platforms. I think we know how to support a wide range of applications portfolio, connect them through a common platform, and create industry solutions as opposed to product solutions. So that is clearly the intent we have together.

We are also driven by good customer demand, because many of them have already expressed what they want. So it’s motivating for both of us when we are going to be together to address needs that were not easy to address before and now we can do that together. So from a product integration, I think it can be very practical with tactical solutions, longer-term solutions, and provide immediate value to the customers.

On the salesforce, I see it very easy. Why so? Because Dassault Systèmes today is structured with direct salesforce in which you have specialized salesforce, whether it’s about design, manufacturing, simulation, you name it. And now having the so-called specialized salesforce from Accelrys, it just fits in the way we are organized.

So we don’t see this as a difficulty, but as a huge opportunity. An aspect of this, something that you need to know, we have already several large customers -- in CPG; you know them. We named them:  Proctor and Gamble and many others, Abbot, Johnson & Johnson, Pierre Fabre in France, and many others. So we have already engaged in those relationships and of course with material science manufacturing companies. Most of them we already (inaudible) customers.

So I think that we welcome this because we know how to interact and with the expertise and the focus that Accelrys brings we can significantly expand this scope. So I see that as a mature way to do business going forward from an industry solution timing standpoint.

And we know what the value is in the solution. It’s in the way we build it, things that we work, being in a simple and comprehensive way focused (inaudible). And that’s what we plan to do.

Unidentified Participant:	Thank you.
Operator:	Charles Brennan, Credit Suisse.
Charles Brennan:
Great, thanks for taking my question. I’ve got three, actually.

The first one is just coming back to the idea of 225 scientists within the group. I’m just struggling to see how scientists fit into a traditional software business model. Can you just give us a brief overview of how they go about generating revenue for the group?

Are they the people that drive the 16% of revenue that come from professional services? That’s the first question. The second question is a sort of general one.

The last two acquisitions now seem to have been slightly more headcount-dependent than pure software companies. Is that an indication of things to come? And do these deals make you change any of the medium-term margin targets you have for Dassault?

And the third one is just a financial one. What sort of net cash are you expecting to acquire with the business so you can calculate the correct enterprise value? Thank you.

Bernard Charlès:
Thank you for the question. Of course, Thibault, I think will add anything you want on the market, too.

First of all, there is something I want to rectify which is implied in your first question. Dassault Systèmes does a lot of science today. When you do a crash test of a car, this is not software. This is science. When you do composite simulations so the airplane can fly properly, this is science.

So, for me, there is no difference between molecular science and bioscience, a science that we have been using for many years. Which, by the way, makes us very unique as compared to all our competitors today. So the number of PhDs we have at Simulia is 80% of the Simulia organization. 80%. We employ 600 PhDs just for that brand, so you can see that adding 250 is going to be simple.

That’s for the question related to the core filing of competencies, but I think the future of innovation is about science and providing different solutions. On the second aspect of your question related to headcount , I suspect you are referring to the last takeover that we did with RTT in Germany.

I think the only thing where I can relate to maybe the headcount, those questions that you asked. It’s very simple; why have we done RTT? We have done RTT because we believe we can automate the process to create digital marketing materials for the world of marketing and the world of sales.

You know, when you have our customers creating their products and solutions with our system, they need to sell them too. And it costs them a fortune today to provide multichannel marketing materials.

This is all manual. They spend fortunes through agencies, millions. Maybe more millions there than just in engineering and we want to take a little piece of that. So the RTT company is a great company and, yes, there is a lot of manual work, but where it’s automated and the competency there are going to [going to see] our offer so we can serve more customers.

Those are my two remarks for question one and two and maybe, Thibault, you want to add something related to (inaudible), the evolution of the financial model. But as far as I know, everything we do is really to go on to other financial models, which is going to be similar to the one where we are building high recurring, high profitability, and leverage due to the fact that we can serve more companies.

Thibault de Tersant:
Absolutely, Bernard. In the acquisitions we have done, yes, it is true that some of them are at a lower margin. It’s not so easy, even for a software company, to reach Dassault Systèmes’ kind of operating margin.

But there is no fate, of course, in these acquisitions such that we cannot take them to higher levels of margin because all of them, like Bernard said, are either a pure software model with leverage or, in the case of RTT, our belief is that there is an automation that will be made possible such that it will be much closer to a software model down the path than to a service model, a pure service model.

So we are not changing strategy. On the contrary, I think each of the acquisitions we have made is exactly and directly in support of our strategy. And very aligned also potentially to our business model.

On your third question, Charles, the cash that is presently on the balance sheet of Accelrys is $67 million.

Charles Brennan:	Great, perfect. Thank you very much.
Operator:	Michael Briest, UBS.
Michael Briest:
Thanks, good afternoon. Just looking at the recurring revenue base, and it’s obviously attractive to have that, but the renewal rate of sub 90% seems quite low.

Can you sort of talk through why one in 10 customers isn’t renewing? Is it the nature of the product? Are people coming and going, contractors or something like that?

Then in terms of the market opportunity, Bernard, I think you talked of a $4 billion market. I guess revenues here are below $200 million, so are there any large players? Who would the main competitors be? And can you say on this transaction was there any competition to buy the asset? Thanks.

Bernard Charlès:
Thank you, Michael. Just on the last point about the market, the size, and then I give the floor to Max. This is -- this market is like the simulation market 20 years ago, 20 years ago -- highly fragmented, many, many spot solutions. And what has been the beautiful strategy that Max and his team have developed in the last 10 years is really connecting -- collecting through acquisitions incredible assets that could and will come together to create solutions that no one has been able to create.

And I will let, of course -- but that is what I love about what they have done, because they have seen what they have seen. Fragmented, so many players, not good solutions for the companies because they want to bring in true innovation platforms, and that, I think, has been good and fully done. I think it’s the right moment for us to come together because now we can lever that asset.

But, Max, I’m sure you want to make some comments on that.

Max Carnecchia:
Yes, Bernard, I think it reaches back to one of the previous questions about product integration. The market time is right, particularly for the process industries, the formulation industries, which is not the traditional place where potentially Dassault has existed.

They are not nearly as automated or properly managed in their research commercialization processes as you would see in the discrete manufacturing areas, and they are demanding a different kind of relationship, a strategic relationship with the software providers to help them with that. And as Bernard indicated, it’s a highly fragmented bunch of subscale companies. I think together we only accelerate creating a catalyst to help these organizations with their transformations.

Michael, to your first question on the renewal rates, as Thibault shared, we do have some legacy businesses that have been under pressure, either -- I will give you a little detail. But the sub 90% renewal rates, we agree that is -- on a normalized basis when we get through some of the legacy that will go behind us, a more traditional, a more reasonable renewal rate for subscriptions and maintenance certainly begins with a 9 and not with an 8. So that’s what we will strive for.

And the reason behind some of that is, as indicated and Thibault glanced up against, is some of the legacy business that we carry with us that we’ve either been winding down or trying to right size.

The question about competition relative to the process we have just been through -- how do I say this professionally? We believe we have created an important, valuable, and unique company, and while we are very excited about prospects of coming together with Dassault, Bernard was not the only one with the vision to see that. And I think for the details on that, Michael, I would direct you and others to the filings that we will make.

Michael Briest:	Thank you. Bernard, in simulation you obviously did a number of acquisitions after Abacus. Is this a similar opportunity, do you think, to bolt on more functionality around this business?
Bernard Charlès:
Yes, I think there is a good similarity. As you know, the Simulia brand has been extremely successful in the past years and we have taken a significant market share. I think in the next few years we will become number one in this market.

So we want to follow the same approach and as Max said, those are big names. They are pharmas, biotech, CPG companies. They are huge groups; they are as big as what we are usually doing with big manufacturing companies in the world by revenue, by market cap, no matter which --

Max Carnecchia:	By spend.
Bernard Charlès:
By spending. And I think they have been underserved and that’s why the motivation Max and I, we have, is because we believe we can do -- we know short term we can value for them. And if we create value for them, I think they would be fair with us and they probably will give us more money. That’s the challenge.

Michael Briest:	Right, thanks. Good luck with the deal.
Operator	Jay Vleeschhouwer, Griffin Securities.
Jay Vleeschhouwer
Thank you, good morning. Bernard, I recall that at the analyst meeting a year-and-a-half ago there was some discussion about the potential opportunity for DS in this field, but I do have a couple of basic questions about the Accelrys business, perhaps that Max could address.

Could you talk about if there’s any meaningful number for average transaction size with your customers, or perhaps more importantly average annual spend per customer? If you do a simple average, given your number of customers, it looks like perhaps a low six-figure amount of spending per customer, if that’s at all a meaningful number.

And if you could perhaps talk about that and what your experience has been in terms of not only renewal rate but expansion business with your customers. And a follow-up or two.

Max Carnecchia:
Jay, thanks for the question. I will try to take them both on.  As far as the average transaction size, that becomes a little difficult only because I’ve got such a breadth of customers. Our largest customers are the organizations you would imagine, very large pharmaceutical companies and consumer packaged goods companies, and we’re doing millions of dollars a year with those organizations. Much of that renewal, but also then new business.

And on the other end of the spectrum, if you saw some of my smallest customers, at least by revenue and order value, you would see members of the academic community that we view as a seating strategy where we are getting our tools and our software in the hands of upcoming scientists and researchers and engineers. And so we do that at a much lower price point to seed the market.

So I think if you thought about our commercial business and you thought about the average sale price, thinking about $200,000, $300,000 is probably not unreasonable on an annual basis. And typically that is -- we would start in a department or a small group within one of these organizations and then start to radiate and expand every year from there on. Because we’ve got a number of products, a number of solutions in our portfolio so we can start from a number of different places and then start to radiate and add on and create more value.

Jay Vleeschhouwer:
Okay, thank you for that. Bernard, a couple for you; then the last one for Thibault.

In terms of your existing technology, given enough time and money, would DS’s existing platform have been extensible or applicable to this field? In other words, could you have done it yourselves or is this essentially a massive time-to-market accelerator that is much better than having spent that same $750 million internally?

As well, you’ve likened the opportunity here to simulation. You have grown very well there but the number of simulation users realistically is perhaps measured in the several hundreds of thousands or so. What do you think the number of potential users is in this market? And maybe Max could address that one as well.

Bernard Charlès:
I think the scope of what we will do together is much more than the addition of what we do from our side and what Max is doing from his side. We have clearly identified the customer needs. We both have been involved in that analysis from each side.

You notice that many of the customers that Max mentioned are also Dassault Systèmes customers. Some of them we have -- tens of thousands of licenses from Dassault Systèmes. And I think that it would be a mistake to consider that this is a niche market. I think the entire process for innovation in those sectors is under massive restructuring.

The pharma sector is under massive restructuring. They are outsourcing research,  outsourcing manufacturing of their products. Defining new business models, and I think the consequences are they need a global platform  for innovation to connect all those elements together. That is the playground.

I don’t think I want to give more quantification at this point in time, because I think the showcases we have in mind are going to be interesting showcases. We evaluate this number of, as you said, potential users but I’m very confident. We do this move with high level of confidence. So more to speak about when we will do the process.

Jay Vleeschhouwer;
All right. Lastly, for Thibault, could you talk about the amount of intangibles that you are going to be putting on the balance sheet that you will need to amortize over time as a result of the acquisition? And will you be including Accelrys as part of other PLM or will there be a new reporting segment?

Thibault de Tersant:	These are excellent questions, Jay, and I will be very happy to answer them after we have closed the transaction, if I may.
Jay Vleeschhouwer	Of course. Thanks, Thibault.
Operator	John King, Bank of America.
John King:
Thanks. Yes, I just had a question on your acquisition strategy. We’ve seen you accelerate a little bit in the number of deals, RTT and now this one, and I just wanted to understand what was the driver behind that. Is it something to do with the new product launches that you have there?

And how does it -- should we read anything into how you see your core verticals growing over the next few years? Is there any sense that because you seeing slower growth in some of your core verticals at the moment that you are diversifying? Or perhaps you could expand a bit on those points.

Bernard Charlès:
Yes, thank you very much for the question. On February 9, 2012, Dassault Systèmes published a paper unannounced, really a very clear, one-page summary about where we want to be in 2021. You can refer to that paper and that paper is about becoming the 3DEXPERIENCE company. Serving 12 industries in which you are life science among others and you are CG/CPG and they are very clearly identified on our website.

What we have been doing in the last 18 months, including the announced run of the 3DEXPERIENCE as a business platform with capacity for big data, information intelligence, social collaboration, multidiscipline collaboration, is this really in line with that? Every single move we have done in almost spending EUR1.5 billion in the last 18 months are driven towards that horizon.

We believe we are creating a game-changer set of solutions and Accelrys today is exactly fitting in that vision. So it’s documented. We have layouts, what we call industry solution experiences have been presented through the financial community and we do it again this year with Monica Menghini.

We have restructured the group to really have been approached by industries and that’s all converging to make this possible. And it takes time, it takes resources, but we will not stop there. This is what we want to do.

And I want to connect sales, marketing, engineering, science and production, on a consistent platform, because this is what the customer wants to do. So all the answers will not come in one quarter, but if you put that in perspective and look at each of the moves we have done in the last 18 months, they are all very precise.

They are as precise as what we have done in the past 10 years to create the PLM market, take the biggest share of it, and now develop it to the next step. Because we believe that the value is not in a product anymore, the value is in the experience that you provide to the end consumer or the end customer. All to say, we have been disclosing that through the financial analyst calls every year and we have a date in June, but be rest assured that it’s going in one direction and this multiproduct approach we think is serving that aspect.

So I think the customer showcases speak for themselves when we will be in a position after the closing speak about what do we do next with those leaders.

John King;	Great, thank you.
Operator:	Sachin Shah.
Sachin Shah:
Thanks for taking my question. Just wanted to find out, on the regulatory side could you just maybe talk about what specific regulatory approvals are needed? In addition to that I think CFIUS is needed as well. I know that Accelrys has some academic exposure, government exposure. Just wanted to understand the comfort level on the CFIUS side.

And just to clarify, I think your earlier comments stated that you may expect the deal to close by your first-quarter results, which is like April 24 or so, so I just wanted to get some clarification on that as well.

Bernard Charlès:	Will you take the question?
Sachin Shah:	The first question is can you just go over the regulatory approvals --?
Bernard Charlès:	We got the question.
Thibault de Tersant:	I got the question.
Bernard Charlès:	I was suggesting that Thibault takes it.
Sachin Shah:	Okay, sorry.

Thibault de Tersant:
I will take it, so regulatory is very standard. We have antitrust in the US, Germany, and Austria to file. And we are, as you said, contemplating CFIUS filing. However, we believe it is extremely straightforward in the case of Accelrys because, yes, they have some agreements with companies that would probably be linked to the DOD, but nothing strategic there. So we are not expecting any problems with CFIUS.

And, yes, I said that we would close in the second quarter and I see a possibility to have closed when we release our first-quarter earnings. You know that is a possibility of course. It’s not certain, but it’s a possibility, and this release of first-quarter earnings is due April 24.

Sachin Shah:
Okay, just a follow-up. I think somebody asked earlier, but just wanted to get some clarification on this background. Was the Company basically auctioning itself and you won the process, or you have basically -- this was an unsolicited offer? I just wanted to get some clarification on that.

Bernard Charlès:	It was, of course, a disciplined process organized by the Company. Maybe Max wants to give a little bit more background?
Max Carnecchia:	I would just point you to the background of the merger section of the filings that are going to be made.
Sachin Shah:
Okay. And I think that you mentioned $67 million in cash, but I do see some marketable securities, so just as clarification, when you include the marketable securities and cash you get $122 million third quarter. It’s assuming that that $122 million, when you include the both of them, didn’t go down to $67 million. I think that you were referencing the $67 million just for the cash, but just wanted some clarification on that.

And just one other point, not sure if you specifically outlined the synergies. Can you maybe just talk quickly about the cost synergies? Thank you.

Max Carnecchia:
Thibault, I’ll take the cash question if you’re okay. I think the number that you just mentioned there was our end of September Q3 cash balance. We did a substantial acquisition, at least for Accelrys, in December of a business in Cork, Ireland, by the name of QUMAS that we paid $50 million in cash. So I think you need to kind of make whatever mathematical adjustment to that Q3 number.

Sachin Shah:
Okay, so that’s the difference, okay. And then as far as the synergies, I do see in your presentation previously in your analyst day that you had like annual savings of $7 million. Is it expected that you could see at least that -- via the restructuring, by the way -- that you could see at least that, if not more, via this acquisition?

Max Carnecchia:
I will let Thibault talk about how Dassault looks at this, but just for everybody else who is listening to make sure that there’s some context and background. In August of 2013, Accelrys did a restructuring of its business again around some of its (technical difficulty) legacy areas.

We made just over 80 positions redundant and there was a real estate impact, a favorable real estate impact of approximately $1 million in savings. When we did that with the 80 people leaving the business, we stated that we would bring back 40 of those roles in the form of new jobs more focused on the growth areas of our business.

And those jobs would be located either here in San Diego or in one of our other development centers on the East Coast in the Boston area. And that represented, I think, the number that you are working with there. Again, that was all Accelrys freestanding.

Sachin Shah:	Correct. And so, if you can do that by yourself, presumably you could probably do more after this acquisition. Is that a fair assumption?
Thibault de Tersant:
For us this is not at all a cost synergy strategy. The strategy is absolutely on building the portfolio of products that Max and Bernard mentioned. It is a growth story, so it’s not about cutting costs.

And basing the Company just on recurring revenue, not at all. It is truly an expansion strategy. There are some minimum costs that are completely linked to the public status but, frankly, they are quite small and I don’t think they deserve a lot of time, to be [callous].

Sachin Shah:	Okay. I see $84 million in NOLs. Is there a possibility that any of those NOLs can be utilized after the transaction is completed?
Thibault de Tersant:	Yes, absolutely. A majority of the NOLs should survive the transaction.
Sachin Shah:	Perfect. Thank you, guys. Congratulations.
Bernard Charlès:	We will take one last question.
Operator:	Neil Steer, Redburn.
Neil Steer:
Thanks for taking my question. Actually, as you can imagine, most of them have already been asked, but just, I suppose, a point of clarification. If we look at the Accelrys transaction history over the course of the last 12 to 18 months, obviously the business has made a number of quite sizable deals.

I presume we can conclude that excluding the acquired growth the business was contracting, and this comes back to some comments about the legacy operations. Can you give us a feel for what those legacy operations precisely are and at what rates they are contracting?

Max Carnecchia:
This is Max. Just to bring some context for everybody else, in the course of the last three years we’ve done eight either bolt-on, tuck-under, or gap-filling acquisitions against our scientific innovation lifecycle management strategy.

The purpose for that is, to the heart of what Bernard has shared, we see just a very robust opportunity because the markets that we serve in the formulated industries from taking research ideas on through commercialization has typically been served by a very highly fragmented set of very subscale companies. And there’s a demand amongst the customers to have a different kind of strategic relationship with software provider, strategic software partner that can be an enterprise player. So that’s the background on that transaction.

And the organizations that we’ve been acquiring we have been acquiring both for their products and their customer relationships, but also the domain expertise of their people. So we have pretty dramatically expanded the capabilities in delivering solutions of value to our customers in that value chain.

Now the legacy business that you are referring to, going back three-and-a-half years ago we merged with the only other public company in the category, a company by the name of Symyx based up in Santa Clara, California. They were approximately the same size as us. It was a merger of equals, as close to two public companies being a merger of equals as you can get, 49% to 51%.

They had been around for quite some time. It was, for us, a strategic acquisition in the sense that they were the only other freestanding public company with a balance sheet that was going to compete for these assets as we assembled the capabilities for the next generation of scientific innovation.

And with that merger we inherited a fairly substantial amount of legacy products and we have been -- in the first two years we were very crisp in doing the rationalization of that from a cost perspective. And now we are still seeing the tail on that from the revenue and the declines from some of those legacy systems and back to the impact on some of those renewal rates when it’s aggregated up. Hopefully that helps.

Neil Steer:
That helps. The other question that I had was with regards to the substantial forecast uplift in EBITDA or EBIT profitability this year, is that accounted for or majority accounted for by the cost-cutting initiatives that you were talking about a few moments ago? Or is there another dynamic there that drives up the forecast profitability this year?

Max Carnecchia:	Well, when you say this year if you mean 2013?
Neil Steer:	In 2013, full-year 2013, yes.
Max Carnecchia:
For 2013; that was our original plan. There were some savings associated with -- or there was some positive favorable expense impact from the restructuring, but that was the original guidance, very close to the original guidance that we started the year from. And as far as 2014, we have not delivered the results for Q4 yet, nor have we produced any kind of guidance yet for 2014.

Neil Steer:
Okay. Just one final question, sorry to ask one more. Your presentation that you gave in September/October last year, which I think was just before perhaps the Q3 figures, there was quite a marked deterioration in the free cash flow of the business. It seems to have been occurring over sort of an 18 month to a two-year period.

Can you explain what was behind that and how that has changed in the second half of 2013?

Max Carnecchia:
I don’t know if that’s exactly the right way to say it. We do have a high seasonality from a cash flow perspective, we have a high seasonality in our business, similar to many other software companies. We do a very large amount of our business in Q4 and so January, February, and March are very robust cash collection time for us.

Our Q2 and our Q3 are typically places where orders are lighter than Q4 and so cash collections usually hit a bottom in the Q3 time period, the September-ending time period. And you will typically see that in our working capital and in our cash. If you go back you will see that over as long as we have been a public company.

Neil Steer:	Okay, thanks very much.
Bernard Charlès:
 Thank you very much. I think with that we are about to conclude the call. And I just want to tell you that there is a very good communication publication, Tech-Clarity, that has made an excellent analysis. I was surprised by how quickly they could publish what they have published, so if you want to refer to it.

The summary for me is very simple, at Dassault Systèmes we need the brain and arms because we believe we have to address that incredible demand that our customers are putting on us. And I think we accelerate here. We are getting brains, arms, and a passion to serve the same goal, so I think it’s going to be a nice journey.

Thank you very much. And of course, we’ll give you more information at the time of closing that each of the companies in the time we published our financial results. You have the dates. For us, it’s next week. And the dates are on the press release.

Thank you again and have a great day.

Operator:	Thank you. That does conclude our conference for today. Thank you for participating. You may all now disconnect.

Forward Looking Statements

This material contains forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcomes to differ significantly from any future outcome expressed or implied in the forward-looking statements in this material. While Dassault Systèmes believes that the assumptions made and the expectations reflected in this material are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the group’s actual results or ratings to differ materially from those assumed hereinafter. Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this material whether as a result of new information, future events or otherwise.

Important Information

The tender offer described in this call has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s website (http://www.sec.gov) or by directing a request to Dassault Systèmes, 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay, Cedex, France.